

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

Vichheka Heang
Vice President and Corporate Controller
Maxeon Solar Technologies, Pte. Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore

      Re: Maxeon Solar Technologies, Pte. Ltd.
           Draft Registration Statement on Form 20-F
           Filed December 20, 2019
           CIK No. 0001796898

Dear Ms. Heang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F

Notes to Unaudited Pro Forma Combined Financial Information, page 24

1.   You state in your response to prior comment 2 that the promissory note of $100.0 million represents a net parent distribution and is not intended to be reflective of fair value of the intellectual property to be transferred. Please tell us how you considered including pro forma disclosure, including pro forma per share data in the historical financial statements with appropriate footnote disclosure, to give effect to the planned net parent distribution. Refer to SAB Topic 1.B.3.

Reconciliation of Non-GAAP Financial Measures, page 90

2. You indicate in your response to prior comment 4 that the cost of above-market polysilicon adjustment relates to legacy long-term, fixed price supply agreements executed by SunPower to purchase polysilicon. Please tell us in more detail about these legacy long-term agreements including the material provisions such as term, cancellation provisions and if management expects to exit these contracts in the near future. In this regard, it is not clear why management believes these costs are non-recurring and should not be reflected as current period operating costs. Please explain and tell us how you considered the guidance found in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Financial Statements
General, page F-1

3. Please note the financial statement updating requirements per Item 8.A. of Form 20-F.

   You may contact Sisi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing